UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
                         OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-09318
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
FRANKLIN TEMPLETON 401(k) RETIREMENT PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FRANKLIN RESOURCES, INC.
One Franklin Parkway
San Mateo, CA 94403

Franklin Templeton 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
As of December 31, 2025 and 2024 and
For the Year Ended December 31, 2025
Note: Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of
Franklin Templeton 401(k) Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Franklin Templeton 401(k) Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information included in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ SC&H Attest Services, P.C.

Hunt Valley, Maryland
June 25, 2026

We have served as the Plan’s auditor since 2025.

FRANKLIN TEMPLETON 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31,	2025	2024
Assets
Cash	$6,666,996	$209,998
Investments, at fair value	3,171,724,821	2,768,261,859
Receivables:
Transfer of assets from merged plan (Note 8)	394,752,722	—
Company contributions	13,251,131	14,244,485
Notes receivable from participants	13,901,533	13,969,846
Other	5,677	60,709
Total receivables	421,911,063	28,275,040
Net Assets Available for Benefits	$3,600,302,880	$2,796,746,897
The accompanying notes are an integral part of these financial statements.

FRANKLIN TEMPLETON 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2025	Amount
Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$310,107,326
Dividends, interest and other	148,895,588
Total investment income	459,002,914
Interest on notes receivable from participants	1,008,088
Contributions:
Participants	91,698,278
Company	67,842,468
Rollovers	9,826,174
Total contributions	169,366,920
Total additions	629,377,922
Deductions
Deductions from net assets attributed to:
Benefit payments and withdrawals	221,742,609
Administrative fees and expenses	625,970
Total deductions	222,368,579
Net Increase	407,009,343
Transfer of assets from merged plan (Note 8)	396,546,640
Net assets available for benefits:
Beginning of year	2,796,746,897
End of Year	$3,600,302,880
The accompanying notes are an integral part of these financial statements.

FRANKLIN TEMPLETON 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.    Description of the Plan
General
The Franklin Templeton 401(k) Retirement Plan (the “Plan”) is a defined contribution plan.
The Plan covers substantially all employees of Franklin Resources, Inc. (the “Company”) and its U.S. subsidiaries who meet certain employment requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following summary describes material features of the Plan but is not intended to be complete and is qualified in its entirety by reference to the Plan document and summary plan description for a more complete description of the Plan’s provisions.
A plan committee (the “Plan Committee”), consisting of at least five members, is the administrator and the named fiduciary with discretionary authority to control and manage the operations and administration of the Plan. In the absence of the Plan Committee for any reason, the Company shall be the Administrator.
Bank of America, N.A. is the Plan’s trustee (the “Trustee”), and the administration and recordkeeping services for the Plan are provided by Bank of America Corporation. Gallagher Fiduciary Advisors, LLC is the independent fiduciary for Company stock and proprietary funds that are investment options in the Plan. Callan LLC is the independent fiduciary for non-proprietary funds that are investment options in the Plan.
Contributions
Participants may contribute up to 50% of eligible compensation per pay period and up to 100% of the cash portion of the participant’s performance bonuses and commissions, if any, as pre-tax, Roth and/or after-tax contributions, as described in the Plan document and subject to Internal Revenue Code (the “IRC”) limitations, each year to the Plan. Participants age 50 or older may elect to make catch-up contributions. Participants in the Plan may also elect to make rollover contributions.
All eligible employees, as defined in the Plan, may begin contributing to the Plan on their employment commencement date. Newly-hired eligible employees are automatically enrolled in the Plan at a deferral rate of six percent of eligible compensation following an election period during which the employee may either opt out of the Plan or choose a different salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, participants who are automatically enrolled in the Plan have their deferral rate automatically increase by one percent each year on December 1. The automatic increase is stopped when a deferral rate of 15% is attained, unless changed by the participant.
The Company makes a matching contribution equal to 85% of eligible compensation deferred by participants. Eligible employees become participants in the matching portion of the Plan on their employment commencement date. Certain subsidiaries of the Company are permitted to make a discretionary matching contribution in lieu of the matching contribution described above.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s deferrals and/or rollover contributions, the Company’s contributions and allocations of Plan earnings, and charged with benefit payments and withdrawals, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their deferral and rollover contributions plus actual earnings thereon. Participants with less than three years of service vest gradually in the Company’s matching contribution portion of their accounts plus actual earnings thereon based on their years of service. Typically, a participant is 100% vested after completing three years of service, as defined in the Plan. Upon death, disability or upon reaching normal retirement age as provided in the Plan, a participant’s account becomes 100% vested. Balances transferred from the Western Plan (as defined in Note 8) attributable to Old Western Accounts, as defined in the Plan, are 100% vested, while Western Company Contributions Account balances, as defined in the Plan, vest gradually based on years of service and are 100% vested after completing five years of service or, if earlier, upon reaching age 62 while employed.

Forfeitures
With respect to any unvested Company matching contribution portion of a participant’s account, any amount forfeited at distribution or pursuant to the terms of the Plan remains in the Plan. Forfeitures are allocated based on the terms set forth in the Plan document. A total of $495,488 in forfeitures were allocated in 2025, and unallocated forfeitures were $385,279 and $88,524 as of December 31, 2025 and 2024, respectively.
Investment Options
Participants may direct all contributions in one percent increments into any of the investment options listed on the schedule of assets, including mutual funds, collective trusts, common stock of the Company and self-directed brokerage accounts.
Participants may make investment allocation changes daily via either telephone or internet access to their plan account through Benefits OnLine (a registered trademark of Bank of America Corporation).
Notes Receivable from Participants
Participants may borrow up to 50% of the vested balance from their fund accounts, subject to a minimum borrowing amount of $1,000 and a maximum of $50,000. Participants are allowed to have two outstanding loans at any given time. Loan transactions are treated as transfers to (from) the investment funds from (to) the notes receivable from participants. Loan terms are up to five years for general purpose loans, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus one percent. Principal and interest are paid through payroll deductions. Notes receivable from merged plan (Note 8) were rolled over into the Plan under the same terms and conditions, except with respect to the number of loans, which included up to three outstanding loans.
Payment of Benefits
With limited exceptions, on termination of service for any reason, a participant is permitted to elect to receive the value of the vested interest in his or her account as a distribution in cash and/or in-kind or as a rollover to another eligible retirement plan. Participants may receive pre-retirement distributions from their fully vested accounts upon reaching age 59 1/2 or in the event they incur a hardship or for certain other permissible distributions, including qualified birth or adoption distributions and qualified disaster recovery distributions, as defined in the Plan. A pre-retirement distribution is not in addition to a participant’s other benefits and will, therefore, reduce the value of benefits received at retirement. Upon termination, if a participant’s account balance is less than $7,000, the Plan administrator may elect to automatically distribute the participant’s account balance.
Management and Trustee’s Fees
The Plan or the Company, as provided in the Plan document, pays all administrative and operating expenses of the Plan.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.

Fair Value Measurements
The Plan uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The assessment of the hierarchy level of the assets measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1	Unadjusted quoted prices in active markets for identical assets, which may include published net asset values (“NAV”) for mutual funds.
Level 2	Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, or model-based valuation methodologies that utilize significant assumptions that are observable or corroborated by observable market data.
Level 3
Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset.

Investments are reported at fair value. The following is a description of the fair value methodologies used.
Mutual funds are valued using the published NAV of the funds which are quoted in an active market and are classified as Level 1.
Franklin Resources, Inc. common stock is valued using the closing price reported on the New York Stock Exchange and is classified as Level 1.
Self-directed brokerage accounts are valued using the published market prices of the underlying investments and are classified as Level 1.
Collective trusts are valued using the NAV of the trust as reported by the trust’s manager as a practical expedient, and are not classified in the fair value hierarchy. Collective trusts have a daily redemption frequency, and there are no restrictions on participant redemptions or unfunded commitments.
Income Recognition
Purchases and sales of investment securities are recorded on trade date. Net appreciation (depreciation) in fair value of investments consists of the change in fair value of investment securities and net realized gains (losses) on the sale of investment securities. Gains and losses on sales of investment securities are calculated based on the weighted-average cost. Dividend income is recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in shares of mutual funds are deducted from income earned on a daily basis and recorded as a reduction of investment return for such investments.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan utilizes various investment securities that are generally exposed to various risks, such as market, credit and interest rate risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of these securities, changes in market values of these securities in the near term have in the past, and could in the future, materially affect participants’ account balances and the amounts reported in the financial statements.

Subsequent Events
Management evaluated for disclosure or recognition any subsequent events through June 25, 2026, the issuance date of the financial statements.
3.    Fair Value Measurements
The following tables present the balances of investments measured at fair value on a recurring basis by hierarchy level.

as of December 31, 2025	Level 1	NAV as a Practical Expedient	Total
Mutual funds	$1,299,144,634	$—	$1,299,144,634
Collective trusts	—	1,617,709,338	1,617,709,338
Franklin Resources, Inc. common stock	34,020,928	—	34,020,928
Self-directed brokerage accounts	220,849,921	—	220,849,921
Total Assets Measured at Fair Value	$1,554,015,483	$1,617,709,338	$3,171,724,821

as of December 31, 2024	Level 1	NAV as a Practical Expedient	Total
Mutual funds	$1,202,473,214	$—	$1,202,473,214
Collective trusts	—	1,363,175,341	1,363,175,341
Franklin Resources, Inc. common stock	30,758,057	—	30,758,057
Self-directed brokerage accounts	171,855,247	—	171,855,247
Total Assets Measured at Fair Value	$1,405,086,518	$1,363,175,341	$2,768,261,859
There were no investments utilizing Level 2 or Level 3 inputs as of December 31, 2025 and 2024, and there were no transfers into or out of Level 3 during Plan year 2025.
4.    Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 2018 that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan has not taken, nor expects to take, any uncertain income tax positions that would require recognition of a liability or disclosure in the Plan’s financial statements. The Plan may be subject to routine audits by tax authorities but is not currently under audit.
5.    Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan will be allocated to participant accounts and distributed in accordance with the provisions of the Plan document.
6.    Party-in-Interest Transactions
Certain of the Plan’s investments are invested in mutual funds which are managed and provided with various services by wholly-owned subsidiaries of the Company and in the common stock of the Company. Therefore, these investments qualify as party-in-interest transactions. As investment manager, certain subsidiaries of the Company earn annual management fees that are deducted from the return earned on each mutual fund. Notes receivable from participants also qualify as party-in-interest transactions.
Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the Plan year ended December 31, 2025, the Plan purchased or received approximately $4,941,781 and sold or distributed approximately $6,821,269 of the Company’s common stock.

7.    Legal Proceedings
On July 22, 2025, the Company and the Plan Committee were named as defendants in a lawsuit filed by certain former employees in the U.S. District Court for the Northern District of California. On November 10, 2025, the plaintiffs filed an amended complaint adding as defendants the Franklin Templeton 401(k) Retirement Plan Investment Committee and Gallagher Fiduciary Advisors, LLC. The plaintiffs seek to represent a class of participants and beneficiaries of the Plan who were invested in funds managed by the Company at any time on or after July 22, 2019. The plaintiffs are pursuing claims under ERISA for alleged breaches of fiduciary duties and failure to monitor the Plan fiduciaries in connection with the Plan’s inclusion of certain proprietary funds as investment options. The plaintiffs are seeking, among other things, damages, disgorgement, removal of certain investments from the Plan, removal and replacement of the Plan’s fiduciaries, attorneys’ fees and costs, and pre-judgment interest. On April 17, 2026, the court denied the Company defendants’ motion to dismiss.
The lawsuit is in its early stages. The Company’s management believes the claims made in the lawsuit are without merit and the Company intends to defend against them vigorously.
8.    Plan Merger
Effective December 31, 2025, the Western Asset Management 401(k) Plan (“Western Plan”) was merged with and into the Plan. As a result of the merger, the Plan’s net assets available for benefits increased by $396,546,640 which is reflected in the Statement of Changes in Net Assets Available for Benefits as “Transfer of assets from merged plan”. Of such amount, $394,752,722 is reflected in the Statement of Net Assets Available for Benefits as “Transfer of assets from merged plan” within receivables, representing merger-related assets that were legally transferred to the Plan but remained in the process of operational transfer at year-end. The remaining $1,793,918 represents participant loan balances transferred from the Western Plan and is included in Notes receivable from participants as of December 31, 2025.

SUPPLEMENTAL SCHEDULE
Franklin Templeton 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number 13-2670991
Plan Number 003
December 31, 2025

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	BrandywineGlobal Corporate Credit Fund	Mutual fund	**	$10,950,362
*	BrandywineGlobal Global Opportunities Fund (non-hedged)	Mutual fund	**	1,045,964
*	ClearBridge Dividend Strategy Fund	Mutual fund	**	14,584,202
*	ClearBridge Large Cap Growth Fund	Mutual fund	**	29,618,784
*	ClearBridge Sustainability Leaders Fund	Mutual fund	**	3,004,681
*	Franklin Core Plus Bond Fund	Mutual fund	**	20,352,607
*	Franklin DynaTech Fund	Mutual fund	**	55,182,988
*	Franklin Equity Income Fund Class R6	Mutual fund	**	43,077,339
*	Franklin Growth Fund Class R6	Mutual fund	**	346,477,359
*	Franklin High Income Fund	Mutual fund	**	8,882,584
*	Franklin Income Fund Class R6	Mutual fund	**	115,758,567
*	Franklin International Growth Fund Class R6	Mutual fund	**	22,151,412
*	Franklin Mutual Beacon Fund	Mutual fund	**	163,092,081
*	Franklin Rising Dividends Fund Class R6	Mutual fund	**	117,768,987
*	Franklin Small Cap Growth Fund Class R6	Mutual fund	**	84,949,904
*	Franklin Small Cap Value Fund Class R6	Mutual fund	**	57,224,720
	PGIM US Broad Market High Yield Fund	Mutual fund	**	10,638,332
*	Putnam Core Bond Fund R6	Mutual fund	**	2,912,619
*	Putnam US Research Fund R6	Mutual fund	**	1,947,554
*	Putnam Stable Value Fund Gross	Mutual fund	**	12,997,210
	T. Rowe Price Large Cap Growth	Mutual fund	**	29,675,011
*	Templeton Developing Markets Trust Class R6	Mutual fund	**	63,990,548
*	Templeton Foreign Fund Class R6	Mutual fund	**	25,443,390
*	Templeton Global Bond Fund Class R6	Mutual fund	**	17,606,617
	Vanguard Equity Income Fund	Mutual fund	**	27,798,169
	Vanguard International Value Fund	Mutual fund	**	12,012,643
	Galliard Stable Return Fund Class Q	Collective trust	**	114,621,930
	Loomis Sayles Global Aggregate Bond CIT Class C	Collective trust	**	553,435
	MFS International Growth CIT Class 2	Collective trust	**	9,428,525
*	Putnam Large Cap Value Trust (IA)	Collective trust	**	5,023,260
*	Putnam Retirement Advantage 2030 Trust	Collective trust	**	1,122,024
*	Putnam Retirement Advantage 2035 Trust	Collective trust	**	144,762
*	Putnam Retirement Advantage 2040 Trust	Collective trust	**	605,151
*	Putnam Retirement Advantage 2045 Trust	Collective trust	**	681,538
*	Putnam Retirement Advantage 2050 Trust	Collective trust	**	893,491
[Table continued on next page]

SUPPLEMENTAL SCHEDULE
Franklin Templeton 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number 13-2670991
Plan Number 003
December 31, 2025
[Table continued from previous page]

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	Putnam Retirement Advantage 2055 Trust	Collective trust	**	$849,249
*	Putnam Retirement Advantage 2060 Trust	Collective trust	**	296,788
*	Putnam Retirement Advantage 2065 Trust	Collective trust	**	904,091
*	Putnam Retirement Advantage Maturity Trust	Collective trust	**	10,438
	State Street International Index Lending Fund	Collective trust	**	76,740,269
	State Street Russell SMID Index Lending Fund	Collective trust	**	70,647,013
	State Street S&P 500 Index Lending Fund	Collective trust	**	552,240,318
	State Street Target Retirement 2025 Lending Fund	Collective trust	**	51,181,268
	State Street Target Retirement 2030 Lending Fund	Collective trust	**	92,664,352
	State Street Target Retirement 2035 Lending Fund	Collective trust	**	139,690,102
	State Street Target Retirement 2040 Lending Fund	Collective trust	**	131,649,894
	State Street Target Retirement 2045 Lending Fund	Collective trust	**	93,073,078
	State Street Target Retirement 2050 Lending Fund	Collective trust	**	94,386,651
	State Street Target Retirement 2055 Lending Fund	Collective trust	**	58,277,983
	State Street Target Retirement 2060 Lending Fund	Collective trust	**	15,003,105
	State Street Target Retirement 2065 Lending Fund	Collective trust	**	7,672,604
	State Street Target Retirement 2070 Lending Fund	Collective trust	**	12,759
	State Street Target Retirement Income Lending Fund	Collective trust	**	18,164,090
	State Street US Bond Index Lending Fund	Collective trust	**	69,824,222
	Wellington Core Bond Plus CIT II Series 4	Collective trust	**	3,157,397
	Wellington Emerging Markets Research Equity CIF II Series 2	Collective trust	**	8,189,551
*	Franklin Resources, Inc. common stock	Common stock	**	34,020,928
*	Various	Self-directed brokerage accounts	**	220,849,921
*	Participant loans	Participant loans - various rates ranging from 3.25% to 9.50% and various maturities through September 2046	—	13,901,533
		Total		$3,185,626,354

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm (filed herewith)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 25, 2026	FRANKLIN TEMPLETON
401(k) RETIREMENT PLAN

/s/ Philip Portera
Philip Portera
Head of Investment Compliance
Chair, Franklin Templeton 401(k) Retirement Plan Committee